(EXHIBIT 11)

CONCORDE CAREER COLLEGES, INC.

COMPUTATION OF PER SHARE EARNINGS

	Basic EPS Three Months Ended March 31,		Diluted EPS Three Months Ended March 31,
	2004	2003	2004	2003
Weighted average shares outstanding	5,983,000	5,846,000	5,983,000	5,846,000
Options			382,000	395,000

Adjusted weighted average shares	5,983,000	5,846,000	6,365,000	6,241,000

Net income available to common shareholders	$1304,000	$1,535,000	$1,304,000	$1,535,000

Net income per share	$.22	$.26	$.20	$.25

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